EXHIBIT 99.1

Volvo Announces Intentions Regarding Holding of Scania Shares

GOTEBORG, Sweden, Feb. 03, 2004 (PRIMEZONE) -- AB Volvo is currently involved in discussions with a number of potential buyers regarding the sale of the shares the Group owns in Scania. Volvo is also awaiting the European Commission's decision on Volvo's request for an extension of the deadline for divestiture of the Group's shares in Scania. If a sale is not agreed or an extension is not awarded, AB Volvo intends to transfer the Scania series A shares to a separate, newly formed company, "Ainax", that will have the sole purpose of managing Volvo's shareholders' interests in Scania. At least 90% of the shares in the newly formed company Ainax will be distributed to Volvo's shareholders. The intention is that the Series B shares in Scania will be sold in the market.

"If we do not reach an agreement with a buyer, we will seek a solution that fulfills the European Commission's requirement for divestment and at the same time provides Volvo's shareholders the possibility to realize the added value that exists in a large block of A shares and to fully exercise the influence in Scania that is inherent in the high voting rights carried by A shares," says Volvo's CEO Leif Johansson. Currently, AB Volvo owns 91 million shares in Scania, corresponding to 30.6% of the votes and 45.5% of the share capital. When the European Commission approved AB Volvo's acquisition of Renault VI and Mack Trucks in 2000, the Commission set the condition that Volvo must divest its Scania shares not later than April 23, 2004. Volvo has also been forbidden by the Commission to exercise ownership influence over Scania through its holding. Since the Commission announced its decision, Volvo has held discussions with a number of interested parties regarding the sale of the Scania shares, with the primary goal of securing the best result for Volvo's shareholders. If a sale is not agreed, or an extension of the deadline is not awarded, AB Volvo intends to transfer the Series A shares, in total 27 320 838 shares corresponding to 24.8% of the votes and 13,7% of the share capital, to a separate, newly formed company, "Ainax", that will have the sole purpose of managing its shareholders' interests in Scania. At least 90% of the shares in Ainax will be distributed to Volvo's shareholders. The shares in Ainax will be listed on the stock exchange. The intention is that Volvo's holding of B shares in Scania will be sold in lots on the open market. The intention is that over time, about half of the total value that Volvo's holding in Scania represents will be transferred to Volvo's shareholders. It is intended that Tuve Johannesson, currently Chairman of the foundation that manages the Rausing family's industrial investments and a member of the Board of a number of other Swedish listed companies, will be Chairman of Ainax. Tuve Johannesson left AB Volvo in 1999 in conjunction with the sale of Volvo Cars to Ford, where he remained as president until 2000. Shemaya Levy, former CFO of Renault SA, is also intended to be a Board member. The other Board members have not yet been determined. February, 3, 2004 For further information, please contact Marten Wikforss, +46 31 66 11 27.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 71,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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CONTACT:  AB Volvo
          Marten Wikforss
          +46 31 66 11 27